UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X             Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No       X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Liquidation of TTB Finance Cayman Limited

Tokyo, October 30, 2007—Mitsubishi UFJ Financial Group, Inc. (MUFG) announced today that Mitsubishi UFJ Trust and Banking Corporation (MUTB), a subsidiary of MUFG, has decided to liquidate TTB Finance Cayman Limited (TTBFC), which is a subsidiary of MUTB.

1.	Outline of TTBFC

(1) Address:	South Church Street, George Town, Grand Cayman, Cayman Islands

(2) Director:	Keiichiro Takeda

(3) Capital:	US dollars 1 Thousand

(4) Main Business:	Finance

2.	Reason for liquidation

The subordinated notes issued by TTBFC have all been redeemed.

Consequently, it has been decided to liquidate TTBFC.

3.	Timing of liquidation

Liquidation is expected to be completed around the end of April 2008.

4.	Impact on MUFG’s business forecast

This event is not expected to have any material effect on MUFG’s previously announced business forecast for the current fiscal year.

* * *

Contact:
Mitsubishi UFJ Financial Group, Inc.
Public Relations Division
Tel: 81-3-3240-7651